EXHIBIT 3.1

ARTICLES OF INCORPORATION

OF

WSI INDUSTRIES, INC.

ARTICLE I

The name of the Corporation is “WSI Industries, Inc.” (the “Corporation”).

ARTICLE II

The Corporation is authorized to issue an aggregate total of 100 shares, all of which shall be designated Common Stock, having a par value of $0.10 per share.

ARTICLE III

The right to cumulate votes in the election of directors shall not exist with respect to shares of stock of the Corporation.

ARTICLE IV

No preemptive rights shall exist with respect to shares of stock or securities convertible into shares of stock of the Corporation, except to the extent provided by written agreement with the Corporation.

ARTICLE V

The initial registered office of the Corporation is located at 1010 Dale Street N., Saint Paul, MN 55117. The name of the initial registered agent at that address is CT Corporation System Inc.

ARTICLE VI

[Intentionally Omitted.]

ARTICLE VII

Any action required or permitted to be taken at a meeting of the Board of Directors of the Corporation not needing approval by the shareholders under Minnesota Statutes, Chapter 302A, may be taken by written action signed, or consented to by authenticated electronic communication, by the number and class of directors that would be required to take such action at a meeting of the Board of Directors at which all directors were present.

ARTICLE VIII

Any action required or permitted to be taken at a meeting of shareholders of the Corporation may be taken by written action signed, or consented to by authenticated electronic communication, by shareholders having voting power equal to the voting power that would be required to take the same action at a meeting of the shareholders at which all shareholders were present, but in no event may written action be taken by holders of less than a majority of the voting power of all shares entitled to vote on that action.

ARTICLE IX

No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its shareholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) under Sections 302A.559 or 80A.76 of the Minnesota Statutes; (iv) for any transaction from which the director derived any improper personal benefit; or (v) for any act or omission occurring prior to the date when this provision becomes effective

The provisions of this Article IX shall not be deemed to limit or preclude indemnification of a director by the Corporation for any liability of a director which has not been eliminated by the provisions of this Article IX. If the Minnesota Statutes hereafter are amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Minnesota Statutes, as so amend.

*     *     *     *     *